Filed by Bowater Incorporated

Commission File No. 1-8712

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6(b)

Under the Securities Exchange Act of 1934

Subject Company: AbitibiBowater Inc.

Commission File No. 333-141428

FOR IMMEDIATE RELEASE

MONDAY, JULY 16, 2007

ISS AND GLASS LEWIS RECOMMEND BOWATER STOCKHOLDERS VOTE

“FOR” MERGER WITH ABITIBI-CONSOLIDATED

GREENVILLE, SC – Bowater Incorporated (NYSE: BOW, TSX: BWX) today announced that Institutional Shareholder Services Inc. (ISS) and Glass Lewis & Co., two leading independent proxy advisory firms, have recommended that Bowater stockholders vote “FOR” the proposed merger with Abitibi-Consolidated Inc. (NYSE: ABY, TSX: A). In separate reports, ISS and Glass Lewis also recommended that Abitibi-Consolidated stockholders vote “FOR” the merger.

In recommending that Bowater stockholders vote to approve the merger, ISS stated that: “Based on our review of the terms of the transaction, in particular the strategic rationale and positive market reaction, we believe that the merger agreement warrants shareholder support.”*

In recommending that Bowater stockholders vote to approve the merger, Glass Lewis stated: “Given the rationale of consolidation in the companies’ industry, we believe the agreement is in the interests of shareholders. The combined company will become the third largest paper and forest product company in North America and the resulting scale will afford AbitibiBowater substantial costs savings.”*

“We are pleased that the two leading proxy advisory firms recognize the value and strategic logic of an Abitibi/Bowater combination,” said David J. Paterson, Chairman, President and Chief Executive Officer of Bowater. “On behalf of the entire Bowater Board of Directors, I urge all Bowater stockholders to vote ‘FOR’ the proposed merger. Together, Bowater and Abitibi-Consolidated will be a financially stronger company that can more effectively compete and deliver significant benefits to our stakeholders.”

Shareholders who have questions about the proposed merger or need assistance in submitting their proxy or voting their shares should contact Bowater’s proxy solicitor, —Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling 877-825-8730 (English) or 877-825-8777 (French).

* Permission to use quotations from the ISS and Glass Lewis reports was neither sought nor obtained.

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About Bowater Incorporated

Bowater Incorporated, headquartered in Greenville, SC, is a leading producer of coated and specialty papers and newsprint. In addition, the company sells bleached market pulp and lumber products. Bowater employs approximately 7,000 people and has 12 pulp and paper mills in the United States, Canada and South Korea. In North America, it also operates one converting facility and owns ten sawmills. Bowater’s operations are supported by approximately 763,000 acres of timberlands owned or leased in the United States and Canada and 28 million acres of timber cutting rights in Canada. Bowater operates six recycling plants and is one of the world’s largest consumers of recycled newspapers and magazines. Bowater common stock is listed on the New York Stock Exchange. A special class of stock exchangeable into Bowater common stock is listed on the Toronto Stock Exchange (TSX: BWX). To learn more, visit www.bowater.com.

Contacts
INVESTORS Bowater Duane A. Owens Vice President and Treasurer (864) 282-9488 owensda@bowater.com	MEDIA Bowater Jim Barron/Dan Gagnier/Kara Findlay Sard Verbinnen & Co (212) 687-8080

Forward-Looking Statements

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, benefits or synergies of the combination, and other statements contained in this news release that are not historical fact are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “believes,” “will,” “expects,” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater. Such statements include, but are not limited to, statements about the combined company’s future resulting scale and positioning in the marketplace, synergies and cost savings, future financial strength and benefits to stakeholders. This news release also includes information that has not been reviewed by either company’s independent auditors. There is no assurance the combination contemplated in this news release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this news release are expressly qualified by information contained in each company’s filings with regulatory authorities.

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The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

In connection with the proposed combination, AbitibiBowater has filed and the Securities and Exchange Commission (SEC) has declared effective a registration statement on Form S-4, which includes a definitive proxy statement of Bowater, a prospectus of AbitibiBowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the joint proxy statement/prospectus/management information circular regarding the proposed combination, and any other relevant documents filed or to be filed by Abitibi or Bowater because they contain or will contain important information. Shareholders may obtain a free copy of the definitive joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that will be incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2, Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9473.

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Participants in the Solicitation

Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated’s directors and executive officers is available in Abitibi-Consolidated’s Annual Information Form for the year ended December 31, 2006 filed on SEDAR by Abitibi-Consolidated on March 15, 2007 (which was filed with the SEC on March 15, 2007 on Form 40-F), and the management proxy circular with respect to Abitibi-Consolidated’s 2007 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on April 5, 2007 (which was filed with the SEC on April 5, 2007 on Form 6-K). Information regarding Bowater’s directors and executive officers is available in the Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC by Bowater on March 1, 2007, as amended by Amendment # 1 filed with the SEC by Bowater on April 30, 2007 and in the definitive proxy statement with respect to Bowater’s 2007 Annual Meeting of Stockholders which is included in the registration statement on Form S-4 filed by AbitibiBowater on March 20, 2007, as amended, and is filed with the SEC on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus/management information circular and other relevant materials filed or to be filed with the SEC and the Canadian securities regulatory authorities.

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